CUSIP NO. 421906108     13G


1     Name of Reporting Person / IRS Identification Number:
      Advisory Research, Inc. / 36-2831881
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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      (See Instructions)                                  (b)  [X]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               2080829
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              0 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             2080829
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                0 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      2080829

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]        (See Instructions)

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11    Percent of Class Represented by Amount in Row (9)
      6.951

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12    Type of Reporting Person
      IA
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Item 1     (a)  Name of Issuer: HEALTHCARE SERVICES GROUP
Item 1     (b)  Name of Issuer's Principal Executive Offices:
                3220 Tillman Drive, Suite 300
		Bensalem, PA 19020


Item 2     (a)  Person Filing - Advisory Research, Inc.

Item 2     (b)  Address - 180 North Stetson St., Suite 5500
                          Chicago, IL  60601

Item 2     (c)  Citizenship - Advisory Research, Inc.is a
                              Delaware Corporation

Item 2     (d)  Title of Class of Securities - Common
Item 2     (e)  CUSIP Number - 421906108

Item 3          If this statement is filed pursuant to Rules
                13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [ ]  Broker or Dealer registered under Section
                         15 of the Act

                (b) [ ]  Bank as defined in Section 3(a)(6) of the
                         Act

                (c) [ ]  Insurance Company as defined in Section
                         3(a)(19) of the Act

                (d) [ ]  Investment Company registered under
                         Section 8 of the Investment Company Act

                (e) [X]  Investment Advisor in accordance with
                         section 240.13d-1(b)(1)(ii)(E)

                (f) [ ]  Employee Benefit Plan or Endowment Fund
                         in accordance with section 240.13d-1(b)
                         (1)(ii)(F)

                (g) [ ] Parent Holding Company or Control Person in accordance with secton 13d-1(b)
                         (1)(ii)(G)

                (h) [ ]  A savings association as defined in
                         section 3(b) of the Federal Deposit
                         Insurance Act

                (i) [ ]  A church plan that is excluded from
                         the definition of an investment company
                         under section 3(c)(14) of the Investment
                         Company Act of 1940

Item 4     Ownership

           (a)  Amount Beneficially Owned:
                Advisory Research, Inc.     2080829 Shares

           (b)  Percent of Class            7.735

           (c)  Number of shares as to which reporting person has:
                (i)    Sole Voting Power        2080829 Shares
                (ii)   Shared Voting Power      0       Shares
                (iii)  Sole Dispositive Power   2080829 Shares
                (iv)   Shared Dispositive Power 0       Shares

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6     Ownership of More than Five Percent on Behalf of
           Another Person:  Not Applicable

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company: Not Applicable

Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable


Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       02/14/2006
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                                      Date

                       /s/ Brien M. O'Brien
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                                   Signature

                       Brien M. O'Brien, President
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                                   Name/Title